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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


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                         Amendment No. 27
                                to
                          SCHEDULE 14D-9
        (with respect to the tender offer by Viacom Inc.)

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              Solicitation/Recommendation Statement
                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934

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                  PARAMOUNT COMMUNICATIONS INC.
                    (Name of Subject Company)

                  PARAMOUNT COMMUNICATIONS INC.
                (Name of Person Filing Statement)

             Common Stock, par value $1.00 per share
      Including the associated Common Stock Purchase Rights
                  (Title of Class of Securities)


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                           699216 10 7
              (CUSIP Number of Class of Securities)

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                       Donald Oresman, Esq.
                  Paramount Communications Inc.
                        15 Columbus Circle
                  New York, New York  10023-7780
                          (212) 373-8000
     (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of the person filing statement)


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                             Copy to:
                      Joel S. Hoffman, Esq.
                    Simpson Thacher & Bartlett
                       425 Lexington Avenue
                    New York, New York  10017
                          (212) 455-2000

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     This Amendment No. 27 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on
Schedule 14D-9 of Paramount Communications Inc., as amended and restated on October 27, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on October 25, 1993, with respect to the Revised Viacom Offer (as described therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
          COMPANY

     The response to Item 7(a) is hereby supplemented and amended as follows:

          On January 19, 1994, QVC issued a press release announcing the extension of the expiration date of the Current QVC Offer to 12:00 midnight on January 31, 1994. A copy of QVC's press release is filed as Exhibit No. 79 to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.   MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

     Exhibit 79  -  Press Release issued by QVC on January 19, 1994.

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              PARAMOUNT COMMUNICATIONS INC.


                              By        Donald Oresman
                                 --------------------------
                                 Name:  Donald Oresman
                                 Title: Executive Vice President


Dated:  January 20, 1994

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                                                                3

                          EXHIBIT INDEX

Exhibit                  Description                     Page No.
- -------                  -----------                     --------


1* Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated January 29, 1993 for its 1993 Annual Meeting of Stockholders.
2* Employment Agreement with Robert Greenberg, a senior vice president of Paramount, dated as of April 5, 1993.
3* Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
4* Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
5* Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
6*        Press Release issued on October 24, 1993.
7*        Letter to Stockholders of Paramount dated October
          25, 1993.
8*        Press Release issued on November 6, 1993.
9* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
10* Amendment No. 1, dated as of November 6, 1993, to the Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
11* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
12*       Press Release issued by Viacom on November 12,
          1993.
13*       Press Release issued on November 15, 1993.
14* Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
15*       Press Release issued by Viacom on November 19,
          1993.
16*       Press Release issued by QVC on November 20, 1993.
17*       Press Release issued by Viacom on November 22,
          1993.
18*       Press Release issued by QVC on November 22, 1993.
19*       Press Release issued by Viacom on November 23,
          1993.
20*       Press Release issued by QVC on November 23, 1993.
21*       Press Release issued by Viacom on November 24,
          1993.
22*       Press Release issued by QVC on November 24, 1993.
23* Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).

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*    Previously filed.

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                                                                4

Exhibit                  Description                     Page No.
- -------                  -----------                     --------

24* Preliminary Injunction Order in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action
          No. 13208 (Del. Ch. November 24, 1993).
25*       Press Release issued by Paramount on November 24,
          1993.
26*       Press Release issued by Viacom on November 24, 1993.
27*       Press Release issued by Viacom on November 26, 1993.
28*       Press Release issued by Viacom on November 29, 1993.
29*       Order of the Delaware Supreme Court dated November 29,
          1993.
30*       Press Release issued by QVC on December 1, 1993.
31* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action
          No. 13208 (Del. Ch. November 24, 1993).
32*       Press Release issued by Viacom on December 9, 1993.
33*       Press Release issued by Paramount on December 9, 1993.
34*       Press Release issued by QVC on December 10, 1993.
35* Order in Paramount Communications Inc., et al. v. QVC Network, Inc., Civ. Action No. 13208 (Del. December 9,
          1993).
36*       Press Release issued by QVC on December 9, 1993.
37* Letter from Richards, Layton & Finger to Vice Chancellor Jack B. Jacobs of the Delaware Court of Chancery dated December 10, 1993.
38*       Bidding Procedures of Paramount dated December 14,
          1993.
39*       Press Release issued by Paramount on December 14,
          1993.
40* Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
41*       Press Release issued by Viacom on December 14, 1993.
42*       Press Release issued by QVC on December 14, 1993.
43*       Letter from Wachtell, Lipton, Rosen & Katz to Lazard
          dated December 14, 1993.
44* Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated December 15, 1993.
45*       Press Release issued by Paramount on December 15, 1993.
46*       Press Release issued by QVC on December 16, 1993.
47* Letter from the Delaware Chancery Court to Young, Conaway, Stargatt & Taylor; Richards, Layton & Finger; Morris & Morris; and Morris, Nichols, Arsht & Tunnell dated December 14, 1993.
48* Revised pages to the Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
49*       Letter from Shearman & Sterling to Lazard dated
          December 15, 1993.

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*    Previously filed.

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                                                                5

Exhibit                  Description                     Page No.
- -------                  -----------                     --------

50*       Letter from Simpson Thacher & Bartlett to Shearman &
          Sterling dated December 16, 1993.
51*       Letter from Simpson Thacher & Bartlett to Wachtell,
          Lipton, Rosen & Katz dated December 17, 1993.
52*       Press Release issued by Paramount on December 20, 1993.
53*       Press Release issued by Paramount on December 22, 1993.
54*       Press Release issued by QVC on December 22, 1993.
55*       Notice of Termination dated December 22, 1993 delivered
          by Paramount to Viacom.
56*       Exemption Agreement, dated as of December 22, 1993,
          between Viacom and Paramount.
57*       Letter to Stockholders of Paramount dated December 23,
          1993 with respect to the Revised QVC Offer and the
          Viacom Offer.
58*       Opinion of Lazard dated December 21, 1993.
59*       Agreement and Plan of Merger, dated as of December 22,
          1993, between Paramount and QVC.
60*       Voting Agreement dated December 22, 1993 among
          BellSouth Corporation, Comcast Corporation, Cox
          Enterprises, Inc., Advance Publications, Inc. and Arrow Investments, L.P.
61*       First Amendment, dated as of December 27, 1993, to
          Agreement and Plan of Merger, dated as of December 22,
          1993, between Paramount and QVC.
62*       Press Release issued by Viacom on January 7, 1994.
63*       Press Release issued by Viacom on January 9, 1994.
64*       Press Release issued by Paramount on January 7, 1994.
65*       Press Release issued by QVC on January 7, 1994.
66*       Press Release issued by QVC on January 10, 1994.
67*       Letter from Wachtell, Lipton, Rosen & Katz to the
          Paramount Board dated January 11, 1994
68*       Letter from Shearman & Sterling to the Paramount Board
          dated January 12, 1994.
69*       Letter from Paramount to Wachtell, Lipton, Rosen & Katz
          dated January 13, 1994.
70*       Press Release issued by Paramount on January 12, 1994.
71*       Letter from Simpson Thacher & Bartlett to Shearman &
          Sterling and Wachtell, Lipton, Rosen & Katz dated January
          13, 1994.
72* Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised
          Viacom Offer.
73*       Opinion of Lazard dated January 12, 1994.
74* Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher & Bartlett dated January 14, 1994.
75* Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated January 18, 1994.
76* Letter from the Commission to Simpson Thacher & Bartlett dated January 15, 1994.
77*       Press Release issued by Viacom on January 18, 1994.
78*       Press Release issued by Paramount on January 18, 1994.
79        Press Release issued by QVC on January 19, 1994.

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*    Previously filed.